**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D. C. 20549

# FORM 8-K

### CURRENT REPORT
**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported)  May 10, 2007

# INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

| **Delaware** | **010306** | **58-1407235** |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Commission File Number) | (I.R.S. Employer Identification No.) |

| **96 Cummings Point Road, Stamford, Connecticut** | **06902** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code:  **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

**Item 2.02 Results of Operations and Financial Condition.**

This information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On May 10, 2007, Independence Holding Company issued a news release announcing 2007 First Quarter Results.

**Item 9.01 Financial Statements and Exhibit**

(c)     Exhibit:

**Exhibit 99.1**     News Release of Independence Holding Company dated May 10, 2007 announcing 2007 First Quarter Results.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**INDEPENDENCE HOLDING COMPANY**

(Registrant)

/s/ *Teresa A. Herbert*                                         Date:     <u>May 11, 2007</u>
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

Exhibit 99.1

**INDEPENDENCE HOLDING COMPANY**      **CONTACT: DAVID T. KETTIG**
**96 CUMMINGS POINT ROAD**         **(212) 355-4141 Ext. 3047**
**STAMFORD, CONNECTICUT 06902**      **www.Independenceholding.com**
**NYSE: IHC**

**NEWS RELEASE**

**INDEPENDENCE HOLDING COMPANY ANNOUNCES**
**2007 FIRST QUARTER RESULTS**

    Stamford, Connecticut, May 10, 2007. Independence Holding Company (NYSE: IHC) today reported 2007 first quarter results.

## *Financial Results*

    Revenues increased 26% to $109,071,000 for the three months ended March 31, 2007 compared to revenue for the three months ended March 31, 2006 of $86,840,000. Net income per share increased 11% to $.30 per share, diluted, or $4,602,000, including net realized investment gains of $420,000 for the three months ended March 31, 2007 compared to $.27 per share, diluted, or $4,029,000, including net realized investment gains of $417,000 for the three months ended March 31, 2006.

### *Chief Executive Officer's Comments*

    Roy Thung, Chief Executive Officer, commented, "We are pleased to report that our revenues have grown for nine consecutive quarters.  In fact, our 2007 first quarter revenues of $109.1 million are 93% greater than those we reported in the fourth quarter of 2004.  We are also gratified that our net income per share increased 11% to $.30 per share, diluted, for the three months ended March 31, 2007 compared to $.27 per share, diluted, for the comparable 2006 quarter and increased 30% from $.23 per share, diluted, for the sequentially prior quarter. Our first quarter results were positively impacted by improved loss ratios on our medical stop-loss line, partially offset by development and implementation costs associated with our expanding fully insured division including increased investments in systems and personnel.  In addition, we strengthened reserves in the fully insured segment in the first quarter relating to business written in prior periods, however, IHC's total block of fully insured business has produced underwriting profits of 8% or greater in both 2005 and 2006."

    Mr. Thung, continued, "We are moving toward a balanced portfolio of medical stop loss, fully insured health and traditional life and disability products. In particular, we are confident that our fully insured health business will continue its strong growth while maintaining favorable profit margins. We expect that by the end of 2007, on an annualized basis, our fully insured health block of business will be at least as large as our medical stop-loss block. Our fully insured business is itself diversified, with multiple products and distribution strategies which bring stability to the block and make IHC less susceptible to market or regulatory changes. For all these reasons we remain optimistic as to our future. "

*About Independence Holding Company*

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc.), its affiliate (American Independence Corp. (NASDAQ: AMIC)), and its managing general underwriters, third-party administrators, and marketing affiliates.  Standard Security Life markets medical stop-loss, small group major medical, short-term medical, major medical for individuals and families, limited medical, group long and short-term disability and life, dental, vision and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, small group major medical, major medical for individuals and families, short-term medical, dental, vision, credit life and disability and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance.  Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements.  Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission.

**INDEPENDENCE HOLDING COMPANY**
**FIRST QUARTER REPORT**
**MARCH 31, 2007**
**(In Thousands, Except Per Share Data)**

|  |  | Three Months Ended March 31, | | |
| --- | --- | --- | --- | --- |
|  |  | **2007** |  | **2006** |
| **Revenues** |  |  |  |  |
| Premiums earned | $ | 84,487 | $ | 66,288 |
| Net investment income |  | 12,034 |  | 11,931 |
| Fee income |  | 10,187 |  | 7,411 |
| Net realized investment gains |  | 420 |  | 417 |
| Equity income from AMIC |  | 535 |  | 176 |
| Other income |  | 1,408 |  | 617 |
|  |  | 109,071 |  | 86,840 |
|  |  |  |  |  |
| **Expenses** |  |  |  |  |
| Insurance benefits, claims and reserves |  | 62,279 |  | 50,180 |
| Selling, general and administrative expenses |  | 36,467 |  | 27,149 |
| Amortization of deferred acquisition costs |  | 2,491 |  | 2,518 |
| Interest expense on debt |  | 1,056 |  | 903 |
|  |  | 102,293 |  | 80,750 |
|  |  |  |  |  |
| Income before income taxes |  | 6,778 |  | 6,090 |
| Income tax expense |  | 2,176 |  | 2,061 |
| **Net Income** | $ | 4,602 | $ | 4,029 |
| **Basic income per common share** | $ | .30 | $ | .28 |
| Weighted average basic common shares |  | 15,182 |  | 14,495 |
| **Diluted income per common share** | $ | .30 | $ | .27 |
| Weighted average diluted common shares |  | 15,335 |  | 14,869 |

**As of May 9, 2007 there were 15,190,789 shares outstanding, net of treasury shares.**